Via EDGAR (Correspondence)

June 24, 2011

Suzanne Hayes

Assistant Director

United State Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for Quarter Ended March 31, 2011

Filed May 9, 2011

File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of June 13, 2011 (the “Comment Letter”), regarding the above-referenced reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 7

We may incur losses, which could be material to our financial performance…, page 16

1.	Refer to your response to prior comment two. You state that you do not believe that you have a reasonably possible loss contingency as defined by ASC Topic 450; however, you disclose on page 17 that it is possible that your obligations, net of recoveries, to Lehman entities may be substantial, with the result that your net payment obligations could potentially be as much as several hundred million dollars. Your response and disclosure appear to be inconsistent as we do not believe it is appropriate to differentiate between the terms reasonably possible loss and possible obligation. Please revise your disclosure in future filings to either eliminate this inconsistency, or disclose this matter within the Notes to your Consolidated Financial Statements, along with the range of reasonably possible loss, or disclosing that the reasonably possible loss is not material to your consolidated financial statements.

We will remove this inconsistency in future filings. Specifically, in addressing our potential risks, we will only include language that might suggest that a loss is reasonably possible if we have determined it meets the requirements of ASC 450. We will continue to reassess the facts and circumstances underlying our risk factors to determine whether they reach the level of a reasonably possible contingency required to be disclosed or a probable and estimable contingency required to be recorded and disclosed pursuant to ASC 450.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation, page 39

2.	We note your proposed disclosure provided in response to comment 14. Please confirm that the disclosure provided in future proxy statements will identify the factors used to adjust return on equity for purposes of determining incentive compensation as opposed to stating that it was “adjusted for objectively determinable factors within the meaning of our shareholder approved Senior Executive Annual Incentive Plan.”

We confirm that the disclosure provided in future proxy statements will identify the material factors (from among the range of permissible adjustment factors) that result in adjustments to return on equity for purposes of determining incentive compensation.

Grants of Plan-Based Awards, page 52

3.	Please tell us how you determined the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards. It appears that these amounts should include the cash awards and deferred cash awards. Are there conditions in question relating to the deferred cash awards? Please clarify.

In our Grant of Plan-Based Awards table on page 52 of our proxy statement, amounts shown in the column “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” include the aggregate total of the non-deferred cash awards and the deferred cash awards (both of which are under our 2010 Senior Executive Annual Incentive Plan). At the time of proxy disclosure (early 2011), the actual amount of each award, and the allocation between deferred cash and non-deferred cash, is known. However, to demonstrate how the awards function, we disclose the “threshold,” “target” and “maximum” amounts of the awards as of the time when the applicable payout opportunities are established by the Committee (early 2010). In each case, the aggregate threshold, target and maximum payout opportunity is subject to the operating-basis net income before income taxes and incentive compensation, or Operating NIBTIC, performance metric, regardless of whether the amount ultimately payable is settled in deferred cash or non-deferred cash.

We determine and disclose the (1) “threshold” payment for each award as $0, due to the opportunity for both (a) the Committee to apply negative discretion to the full amount of the payout opportunity and (b) Operating NIBTIC to be $0 or less, (2) “target” amount (determined by the Committee in early 2010) and (3) “maximum” amount as the $10 million maximum individual payout permitted under the Senior Executive Annual Incentive Plan (due to the possibility that, but for that maximum, 2010 Operating NIBTIC could be sufficiently high to result in a possible payout opportunity greater than $10 million).

The amount of each actual payout under the 2010 Senior Executive Annual Incentive Plan, including the allocation between deferred cash and non-deferred cash, is reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 49 of our proxy statement. As discussed in the CD&A and in the notes to the Summary Compensation Table, the deferred cash awards are subject to further service-based vesting conditions.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management’s Discussion and Analysis, page 2

Trading Activities, page 34

4.	You disclose that you use a variety of risk management tools and methodologies, including value-at-risk, VaR, to measure, monitor and manage market risk. You also disclose on page 35 that your methodology uses a simulation approach based on historically observed changes in foreign exchange rates, U.S. and non-U.S. interest rates and implied volatilities, and incorporates the resulting diversification benefits provided from the mix of your trading positions. Please tell us and revise your disclosure in future filings to discuss whether you perform any stress testing on your VaR model, and if so, describe the stress scenarios. Also, please disclose the number of factors you utilize when calculating VaR.

In addition to the daily VaR measurement, we also perform regular stress tests. The stress tests cover historical events such as the Asian financial crisis or the most recent financial markets crisis as well as user-defined hypothetical scenarios such as parallel and non-parallel yield curve changes.

Our VaR model captures exposures to over 8,000 factors, composed of FX spot rates, interest-rate base and spread curves (each one with at least six tenor nodes) and FX & rates implied volatilities levels and skews.

We will enhance our disclosures in future periods to discuss the stress testing of our VaR measurement consistent with the discussion above.

5.	You disclose VaR and regulatory VaR. Please tell us and revise your disclosure in future filings to explain why these methodologies differ, including why the diversification benefit is not recognized in the regulatory VaR. Also, address whether you utilize the VaR measurements disclosed on page 35 or another methodology to manage risk on a regular basis.

VaR for regulatory purposes measures only our sales and trading activities, in accordance with the Federal Reserve Board’s (the “FRB’s”) Market Risk Rule (Federal Register, vol. 61, no. 174, September 6, 1996) (“Rule”). In addition, we also measure VaR associated with certain additional assets which are classified as being held in the trading book pursuant to their applicable accounting framework. The more significant non-trading assets are related to:

1.	Certain investments in funds managed by our asset management division, SSgA; and

2.	Benefit responsive contracts written by State Street to stable value funds.

In the table on page 36, the VaR associated with these assets is reported as “VaR for non-trading assets.” “Total regulatory VaR” is calculated as the sum of the VaR for trading assets and the VaR for non-trading assets, with no diversification benefits recognized. Our exclusion of a diversification benefit results in a conservative estimate of total regulatory VaR; however, we have concluded that such approach is appropriate due to the fact that VaR for non-trading assets is determined via separate models specific to the respective asset classes. We use the reported VaR on a daily basis to manage market risk.

We will provide disclosure in future periods to more clearly distinguish between VaR and regulatory VaR.

6.	You disclose that VaR is estimated for a 99% one-tail confidence interval and an assumed one-day holding period using a historical observation period of two years, and a 99% one-tail confidence interval implies that daily trading losses should not exceed the estimated VaR more than 1% of the time, or less than three business days out of a year. You also disclose that for the quarters ended March 31, 2011 and 2010, you did not experience any actual trading losses in excess of your end-of-day VaR estimate. Additionally, we note that per review of your prior Forms 10-K you have not experienced any actual trading losses in excess of your end-of-day VaR estimate during any day in the 10-year period ended December 31, 2010. In light of this disclosure, please address the following related to your one-day VaR:

•

Given that your trading losses have not exceeded your end-of-day VaR in over ten years, please tell us how you determined your VaR model is statistically appropriate in light of so few exceptions over such a long time horizon, including during the recent credit crisis. Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted; and

•

Address any changes you made, or plan to make, to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day in over ten years.

We disclose backtesting results measured in the aggregate as required by the Rule. The Rule requires a comparison of VaR versus actual trading gains or losses, including intraday trading commissions, fees and spreads. Given that our business model is primarily based on client driven activity as opposed to proprietary trading, we have not observed any backtesting exceptions; however, in the normal conduct of both our client driven activity and market making activities, we have days in which we incur gains and losses within such VaR estimates.

As an ongoing integrity test of our model, we also use hypothetical trading outcomes (gains and losses) to compare with VaR; hypothetical outcomes are trading outcomes that would result if the positions as of the end of the first day were held constant and would only be exposed to changes in market rates between the first day and the next. In these tests we did observe some backtesting exceptions which are consistent with the confidence level of our VaR model.

In anticipation of the revisions to the Market Risk Rule anticipated to become effective next year, we are currently undertaking a company wide effort to develop a backtesting program to conform to the proposed changes on backtesting contained in the new Rule. The proposed changes address some of your observations on backtesting.

Our VaR model and related assumptions are regularly validated by an internal Model Validation Group. In addition, we regularly review our VaR model assumptions with the FRB. Although we have not made material changes in the past, we are currently in discussions about changing our historical scenario modeling of certain spreads from relative changes to absolute changes. We do believe that this will enhance our measurement of risk.

7.

We note your disclosure on page 35 that your VaR model uses a historical simulation approach based on historical data and that your methodology gives equal weight to all market-rate observations regardless of how recently the market rates were observed.

Please tell us the historical time period that your methodology utilizes. Additionally, please tell us whether you considered using a Monte Carlo simulation, which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

Our daily VaR model uses the most recent two years of historical data and is updated on a daily basis. We have considered using a Monte Carlo simulation. However, given the complexities of estimating a correlation matrix with a large number of risk factors as well as the required distributional assumption in a Monte Carlo approach, we have chosen Historical Simulation for ease of implementation. In addition, Historical Simulation naturally captures fat-tails in risk factors in history and we believe this stylized fact to be useful in forecasting risk.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or David A. Guy, Director of External Reporting and Accounting Policy, at 617-664-0595 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

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